Exhibit 99.2

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.         Amended 01/01/11

Name of Entity:	Immuron Limited (ASX:IMC)
ABN:	80 063 114 045

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Mr Peter Anastasiou
Date of Last Notice:	13 November 2019

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or Indirect Interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Director Related Entity
Date of change	17th June 2020

No. of securities held prior to change		Shares	Options
	Direct	-	-
	Indirect	18,273,644*	5,158,409*
	Total	18,273,644	5,158,409
* Securities include American Depository Securities (ADSs) and Warrants.

Class	a) Fully paid ordinary shares b) NASDAQ ADS c) NASDAQ Warrants

Number acquired		Shares	Options
	Direct	-	-
	Indirect	-	-
	Total	-	-

Number disposed		Shares	Options
	Direct	-	-
	Indirect	a) 4,184,808 b) 1,345,880*	b) 1,725,880*
	Total	5,530,688	1,725,880
* Securities include American Depository Securities (ADSs) and Warrants.

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	a) AUD 1,306,326 b) USD 429,240

No. of securities held after change		Shares	Options
	Direct	-	-
	Indirect	12,742,956[1]	14,400[2]
	Total	12,742,956	14,400
1. Securities include American Depository Securities (ADSs). 2. 14,400 Options (360 Warrants) exercisable on or before 13 June 2022. (Note: 3,418,129 options lapsed in November 2019)
Nature of change Example: On-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-Market Trade.

Part 2 – Change of director’s interests in contracts

Note:	In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

19th June, 2020

The CFO Solution

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 2